NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA CONSIDERS
COPPERSTONE PRODUCTION DECISION

March 5, 2007 - American Bonanza Gold Corp. ("Bonanza") today announced, based on current gold prices and positive preliminary internal reviews of the Copperstone Gold Project’s National Instrument 43-101 resource estimate completed last year, it is now determining the feasibility of placing the Copperstone Project into production, subject to permits and financing.

Internal studies have commenced and will be completed by September 2007. The current studies will review a series of project sensitivities including capital costs, operating costs, gold prices and various mining and milling options. These studies will make use of geological models, resource models and mine development models produced during the 2006 resource estimation studies.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a National Instrument 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

Copperstone Mineral Resource

			Average Grade	Contained
Zones	Classification	Tonnes	(g/t Gold)	Ounces of Gold
A, B, C and D	Measured	10,400	20.93	7,005
A, B, C and D	Indicated	960,000	10.62	327,924
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Additional Inferred	189,600	10.87	66,266

Bonanza continues drilling to expand the mineral resource at Copperstone with positive results to date (see Bonanza news releases dated February 5, 2007 and November 23, 2006). The drilling has identified several areas where new gold mineralization has been discovered that may lead to an expansion of the resources with further drilling. Bonanza will continue this drilling while conducting the current mining studies.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their world class gold production and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms “Measured and Indicated Resources”. Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves..

This news release also uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners
Attention:   Michael Rodger
Phone:   604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone:   604-688-7508
Email: info@americanbonanza.com